UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 3 TO APPLICATION PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940 FOR

AN ORDER OF EXEMPTION FROM SECTION 15(a)

OF THE ACT AND RULE 18f-2 UNDER THE ACT

In the Matter of

COMPASS EFFICIENT MODEL PORTFOLIOS, LLC

MUTUAL FUND SERIES TRUST (formerly CATALYST FUNDS)

COMPASS EMP FUNDS TRUST

and

VARIABLE INSURANCE TRUST

Please direct all written or oral communications concerning this Application to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, OH 43215

(614) 469-3265 (phone)

(614) 469-3361 (fax)

with copies to:

Pleshetta Loftin

Compass Efficient Model Portfolios, LLC

213 Overlook Circle, Suite A-1

Brentwood, TN  37027

September__, 2012

This Application (including exhibits) consists of 37 pages.

The exhibit index appears on page 29.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

IN THE MATTER OF

:

AMENDMENT NO. 3 TO

:

APPLICATION PURSUANT TO

:

SECTION 6(c) OF THE INVESTMENT

COMPASS EFFICIENT MODEL

:

COMPANY ACT OF 1940 FOR AN

PORTFOLIOS, LLC

:

ORDER OF EXEMPTION FROM

:

SECTION 15(a) OF THE ACT

and

:

AND RULE 18f-2 UNDER THE ACT

:

MUTUAL FUND SERIES TRUST

:

(formerly CATALYST FUNDS),

:

COMPASS EMP FUNDS TRUST and

:

VARIABLE INSURANCE TRUST

:

4020 South 147th Street, Suite 2

:

Omaha, Nebraska 68137

:

Investment Company Act of 1940 File No. 812-13881

I.

INTRODUCTION

Mutual Fund Series Trust (formerly Catalyst Funds) (“MFST”), on behalf of the Compass EMP Multi-Asset Balanced Fund, Compass EMP Multi-Asset Growth Fund and Compass EMP Alternative Strategies Fund (together, the “MFST Funds”); Variable Insurance Trust (“VIT”), on behalf of the Compass EMP Multi-Asset Balanced Portfolio, Compass EMP Multi-Asset Growth Portfolio and Compass EMP Alternative Strategies Portfolio (together, the “Compass Portfolios”); Compass EMP Funds Trust (“Compass Trust”), on behalf of the Compass EMP U.S. Large Cap 500 Volatility Weighted Fund, Compass EMP U.S. Small Cap 500 Volatility Weighted Fund, Compass EMP International 500 Volatility Weighted Fund, Compass EMP Emerging Market 500 Volatility Weighted Fund, Compass EMP REIT Hedged Volatility

Weighted Fund, Compass EMP U.S. Equity Hedged Volatility Weighted Fund, Compass EMP U.S. Equity Long/Short Fund, Compass EMP International Equity Hedged Volatility Weighted Fund, Compass EMP International Equity Long/Short Fund, Compass EMP Commodity Long/Short Strategies Fund, Compass EMP Commodity Strategies Volatility Weighted Fund, Compass EMP Managed Futures Strategy Fund, Compass EMP U.S. Hedged Bond Fund, Compass EMP International Hedged Bond Fund, Compass EMP U.S. Enhanced Bond Fund, Compass EMP International Enhanced Bond Fund, Compass EMP One Year Fixed Income Fund (together, the “Compass Trust Funds” and collectively with the MFST Funds and Compass Portfolios, the “Compass Funds” ) and Compass Efficient Model Portfolios, LLC (the “Adviser”) (all together, the “Applicants”), submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to permit the Adviser, subject to the approval of the board of trustees of MFST, Compass Trust or VIT, as appropriate (each a “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadviser” or collectively, “Subadvisers”) to manage all or a portion of the assets of the Compass Funds or future Funds1 pursuant to an investment subadvisory agreement with a Subadviser (each a

1   The Compass Funds include the MFST Funds, each a series of MFST, the Compass Trust Funds, each a series of Compass Trust and the Compass Portfolios, each a series of VIT.  Applicants request relief with respect to any existing or future series of MFST, Compass Trust, VIT and any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the manager-of-managers structure described in this Application (“Manager of Managers Structure”); and (c) complies with the terms and conditions of this Application (together with the Compass Funds, the “Funds” and each, individually, a “Fund”). The only existing registered open-end management investment companies that currently intend to rely on the requested order are named as Applicants.  If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.  The term “Board” also includes the board of trustees or directors of a future Fund.

“Subadvisory Agreement” and collectively, the “Subadvisory Agreements”), and (b) materially amend Subadvisory Agreements with the Subadvisers. 2

Applicants are seeking these exemptions to enable the Adviser and the applicable Board to obtain for the Funds the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of such Funds pursuant to each Subadviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under the “Manager of Managers Structure”, the Adviser will evaluate, allocate assets to and oversee the Subadvisers and make recommendations about their hiring, termination and replacement to the applicable Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the applicable Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the applicable Board.

II.

BACKGROUND

A.

Mutual Fund Series Trust

2   If the Adviser wishes to use a subadviser that is an “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of MFST, Compass Trust or VIT, as applicable, a Fund or the Adviser (other than by reason of serving as a subadviser to a Fund) (“Affiliated Subadvisers”) to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the subadvisory agreement with the Affiliated Subadviser will be obtained.  The requested relief will not extend to an Affiliated Subadviser.

MFST is organized as an Ohio business trust and is registered under the 1940 Act as an open-end management investment company.  Currently, MFST is comprised of 32 individual registered series and two additional series that are in registration.  Each of MFST’s series has its own investment objective, policies and restrictions and is managed by various advisers and subadvisers.

B.

Variable Insurance Trust

VIT is organized as an Ohio business trust and is registered under the 1940 Act as an open-end management investment company.  Currently, VIT has one individual series in registration.  The trustees of VIT are the same individuals who serve as trustees of MFST.  Each series of VIT has its own investment objective, policies and restrictions and will be managed by various advisers and subadvisers.

C.

Compass EMP Funds Trust

Compass Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  The Board of Trustees of Compass Trust does not include any individuals who serve as independent trustees of MFST or VIT.  Currently, Compass Trust has 17 individual series in registration.  Each series of Compass Trust currently in registration has its own investment objective, policies and restrictions and will be managed by the Adviser and various subadvisers.

D.

The Adviser

The Adviser is a limited liability company organized under the laws of the State of Tennessee.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser serves as the investment adviser of the Compass Funds.  The Adviser’s primary business activity is providing investment management services to the MFST Funds pursuant to an investment advisory agreement with

MFST (the “MFST Advisory Agreement”) as well as providing investment management services to individuals (including high net worth individuals), corporations, pension and profit sharing plans, and charitable organizations.  The Adviser anticipates providing services pursuant to an advisory agreement with VIT (the “VIT Advisory Agreement”) with respect to the Compass Portfolios, an advisory agreement with Compass Trust (the “Compass Trust Advisory Agreement”) with respect to the Compass Trust Funds and the advisory agreement for any future Fund (together with the MFST Advisory Agreement, VIT Advisory Agreement and Compass Trust Advisory Agreement, the “Advisory Agreements”) upon the completion of the Compass Portfolios’ and Compass Trust Funds’ registration, respectively. The terms of the VIT Advisory Agreement and Compass Trust Advisory Agreement will be identical in all material respects to the terms of the MFST Advisory Agreement, except for the names of each trust and its respective series, the dates of each agreement’s effectiveness and termination and the fees paid to the Adviser.

Under the terms of the Advisory Agreements, and subject to the authority of the applicable Board, the Adviser is (and for the Compass Portfolios and Compass Trust Funds, will be) responsible for the overall management of the Compass Funds’ business affairs and selecting investments according to the Compass Funds’ respective investment objective, polices, and restrictions.  In addition, pursuant to the Advisory Agreements, the Adviser may retain one or more subadvisers, at the Adviser’s own cost and expense, for the purpose of managing the investment of all or a portion of the assets of the respective series of the Compass Funds.

For the investment management services that it provides to the MFST Funds (and will provide to the Compass Portfolios and Compass Trust Funds), the Adviser receives (and, for the Compass Portfolios and Compass Trust Funds, will receive) the fee specified in the Advisory

Agreements from the respective series based on average daily net assets.  In the interest of limiting the expenses of the Compass Funds, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for the respective series.  In this regard, the Adviser has entered into an expense limitation agreement with MFST on behalf of the Compass Funds and will enter into an expense limitation agreement with VIT on behalf of the Compass Portfolios and with Compass Trust on behalf of the Compass Trust Funds (collectively, the “Expense Limitation Agreements”) and may enter into such expense limitation agreements with respect to a future Fund, if any.  Pursuant to the Expense Limitation Agreements, the Adviser agrees to waive or limit its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of each class of the Compass Funds.  The limits exclude certain Fund expenses, such as expenses relating to front-end or contingent deferred sales loads, distribution and shareholder servicing (12b-1) fees, taxes, interest, brokerage commissions, dividends expense on securities sold, acquired or underlying fund fees and expenses and extraordinary expenses such as litigation or reorganization costs.

The terms of the MFST Advisory Agreement comply and the terms of the VIT Advisory Agreement and Compass Trust Advisory Agreement will comply with Section 15(a) of the 1940 Act.  The MFST Advisory Agreement was approved by the MFST Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) (“Independent Trustees”) of MFST or the Adviser and was approved by the initial shareholder of the MFST Funds in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  The VIT Advisory Agreement was approved by the VIT Board, including a majority of the Independent Trustees of VIT or the Adviser and will be approved by the initial shareholder of the Compass Portfolios in the manner required by Sections 15(a) and (c) of the

1940 Act and Rule 18f-2 thereunder.  The Compass Trust Advisory Agreement will be approved by the Compass Trust Board, including a majority of the Independent Trustees of Compass Trust or the Adviser and will be approved by the initial shareholder of the Compass Trust Funds in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement.3

E.

The Subadvisers and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreements, the Adviser intends to enter into Subadvisory Agreements with certain Subadvisers to provide investment advisory services to any Fund.4

Each of the Subadvisory Agreements will be approved by the applicable Board, including by a majority of the Independent Trustees in accordance with Sections 15(a) and 15(c) of the 1940 Act. In addition, the Subadvisory Agreements will comply fully with the requirements of Sections 15(a) and 15(c) of the 1940 Act other than the shareholder approval required under Section 15(a).  Each Subadviser to a Fund will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act or exempt from such registration.

The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend

3 The Adviser will enter into substantially similar investment advisory agreements to provide investment management services to future Funds (“Future Advisory Agreements”).  The terms of Future Advisory Agreements will comply with Section 15(a) of the 1940 Act and Future Advisory Agreements will be approved by shareholders and by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and 15(c) of the 1940 Act and rule 18f-2 thereunder.  The Adviser may enter into expense limitation agreements with respect to Funds.  Applicants are not seeking any exemptions with respect to Future Advisory Agreements.  References to any Advisory Agreement or Advisory Agreements include Future Advisory Agreements as they pertain to future Funds.

4 The Adviser has not yet engaged any  Subadvisers for any Fund.  It is expected that the number of Subadvisers employed by the Compass Funds could change over time.

their hiring to the applicable Board.  The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the applicable Board as needed.  The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make recommendations to the applicable Board as needed.

Subject to approval by the applicable Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of that Fund—including, in particular, the selection and supervision of the Subadviser(s)—will be vested in the Adviser, subject to general oversight and approval by the applicable Board.  Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Funds’ various sub-strategies. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the applicable Board which Subadvisers should be retained or released.

The Adviser, under the Advisory Agreements and Subadvisory Agreements, may employ multiple Subadvisers for the Funds. The Adviser may allocate and, when appropriate, reallocate each Fund’s assets among Subadvisers.  Each Subadviser will have discretionary authority to invest all or that portion of a Fund’s assets assigned to it.  The Adviser intends to achieve each Fund’s investment objective by selecting Subadvisers to implement distinct strategies for the Funds, based upon the Adviser’s evaluation of each Subadviser’s expertise and performance in managing the Funds’ assets.  The Adviser will monitor each Subadviser for adherence to its specific strategy, and monitor the overall portfolio for compliance with a Fund’s specific investment objective, policies and strategies.  In addition, the Adviser may manage a portion of the assets of each Fund pursuant to its own investment strategy.

Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser will periodically gather and analyze certain performance information regarding the Funds.  If a Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective.  The Adviser will monitor possible replacement Subadvisers for a Fund so that any transition can be recommended to the applicable Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.5  Each Fund’s prospectus has contained or will contain, at all times following

5   Each Fund will be required to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application.  If the requested order is granted before a Fund commences a public offering, the initial shareholder will approve the Manager of Managers Structure and the Fund’s reliance on the requested order.  If the requested order is granted after a Fund commences a public offering, shareholder approval will be solicited and the Fund will hold a shareholder meeting to approve the Manager of Managers Structure.  If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for that Fund will contain, at all times following that approval, appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote. If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that the Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this application, the Fund will obtain shareholder approval before relying on the order.

shareholder approval of the Manager of Managers Structure, the disclosure required by condition 2 set out in Section IV below.

For the investment advisory services they provide to the Funds, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund.  Each Subadviser will bear its own expenses of providing subadvisory services to the Funds.  Neither MFST, Compass Trust or VIT, as applicable, nor the Funds will be responsible for paying subadvisory fees to any Subadviser.  The Adviser will compensate each Subadviser out of the fees that are paid to the Adviser under the applicable Advisory Agreement.

F.

The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds.  Under the requested relief, Applicants will obtain the approval of the applicable Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.6

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Sections 15(a) and 15(c) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the applicable Board at the times and in

6   The Adviser acknowledges that material changes to subadvisory agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the applicable Board or by shareholders of the respective Fund on not more than sixty days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund.  The prospectus contains, and will contain at all times (or will contain at all times in the case of Funds not yet formed) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide.  In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors the Subadvisers for adherence to their specific strategy, continuously supervises and monitors the Subadvisers’ performance and periodically recommends to the applicable Board which Subadvisers should be retained or released.

Each Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval.  In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief, and include the disclosure required in condition 2 at all times following that approval.

III.

EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.

Shareholder Voting

1.

Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company. . . .

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person . . . who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities . . . and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) . . . .

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement. Applicants believe the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provisions of the 1940 Act or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, MFST, Compass Trust or VIT, as applicable, and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

2.

Discussion

a.

Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest.  The Funds will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Funds, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to a Subadviser or Subadvisers.  Instead, the Adviser establishes an investment program for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Subadvisers.  Those assets not managed by a Subadviser are managed by the Adviser.  This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors or strategies in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to not only manage the assets of the Funds, but to also evaluate, select and recommend to the applicable Board the hiring of Subadvisers.  The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Subadvisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7

1   Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for each Fund’s assets managed by the Adviser.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or MFST, Compass Trust or VIT, as applicable.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Funds.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why a Fund’s investors should be required to approve a Subadviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or MFST, Compass Trust or VIT, as applicable, on behalf of the Fund, shareholders would be required to approve the Subadvisory Agreement with that Subadviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required.  In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require MFST, Compass Trust or VIT, as applicable, or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Subadvisers when the applicable Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, MFST, Compass Trust or VIT, as applicable, and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.

b.

Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the applicable Board.  The MFST Advisory Agreement is, the VIT Advisory Agreement and Compass Trust Advisory Agreement will be and the Advisory Agreements will remain fully subject to the requirements of Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  [All subadvisory agreements with any Affiliated Subadvisers will also remain fully subject to these requirements.]  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.

In evaluating the services that a Subadviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)

the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;

(3)

reports setting forth the financial condition and stability of the Subadviser; and

(4)

reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.

In addition, the Adviser and the applicable Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund.  Although only the Adviser’s fee is payable directly by the Funds, and the Subadviser’s fee will be payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Funds.  Accordingly, the Adviser and the applicable Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the applicable Board will consider certain information, including, but not limited to, the following:

(1)

a description of the proposed method of computing the fees;

(2)

comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)

data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds will receive adequate information about the Subadvisers.  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-lA concerning the qualifications of each respective Subadviser.  Furthermore, if a new Subadviser is retained in reliance on the requested order, the Funds will inform shareholders of the hiring of a new Subadviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadviser is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;8 and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice or (Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days.  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement.  Moreover,

8 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Securities Exchange Act of 1934, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure.  Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

c.

Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The MFST Advisory Agreement has received and each other Fund’s advisory agreement will receive shareholder approval.  In the event the order requested in this Application is granted prior to when a Fund commences its public offering, the Fund’s initial shareholder will approve the Manager of Managers Structure.  However, because the order requested in this Application will be granted (if in fact granted) after certain Funds commence their public offering, those Funds will each rely upon the approval of the Manager of Managers Structure by the Funds’ initial shareholder and disclosure in the Funds’ prospectus at all times following that approval that the Funds have applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.  If a Fund’s initial shareholder did not approve the Manager of Managers Structure prior to the public offering, the Fund will obtain that approval from its shareholders.  The MFST Funds will obtain the approval of the Manager of Managers Structure from the holders of the MFST Funds’ outstanding voting securities pursuant to a proxy statement before relying on the order requested in this Application.

Each Fund’s prospectus will disclose or currently does disclose (and for the MFST Funds, will disclose upon shareholder approval of the Manager of Managers Structure) that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the applicable Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the applicable Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.

Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Altegris Advisors, L.L.C., et al. Investment Company Act Release Nos. 29689 (June 1, 2011) (notice) and 29710 (June 28, 2011) (order); Simple Alternatives, LLC, et al. Investment Company Act Release Nos. 29616 (March 24, 2011) (notice) and 29629 (April 19, 2011) (order); Elfun Trusts, et al. Investment Company Act Release Nos. 29441 (September 27, 2010) (notice) and 29485 (October 25, 2010) (order).

IV.

CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.

Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the applicable Board) to oversee the Subadvisers and recommend their hiring, termination and replacement.

3.

Funds will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.

The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.

At all times, at least a majority of the applicable Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.

Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.

The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the applicable Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

8.

No trustee or officer of MFST, Compass Trust, VIT or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

9.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

V.

CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.

PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

Compass Efficient Model Portfolios, LLC

213 Overlook Circle, Suite A-1

Brentwood, TN, 37027

Mutual Fund Series Trust

4020 South 147th Street, Suite 2

Omaha, Nebraska 68137

Compass EMP Funds Trust

4020 South 147th Street, Suite 2

Omaha, Nebraska 68137

Variable Insurance Trust

4020 South 147th Street, Suite 2

Omaha, Nebraska 68137

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 S. High Street, Suite 1700

Columbus, OH 43215

with copies to:

Pleshetta Loftin

Compass Efficient Model Portfolios, LLC

213 Overlook Circle, Suite A-1

Brentwood, TN  37027

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The applicable Board of Trustees/Directors, as applicable, of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto.  Certified copies of each of MFST’s, Compass Trust’s, VIT’s and the Adviser’s resolutions authorizing the filing of the Application are attached hereto as

Exhibits A-1, A-2, A-3 and A-4.  The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1, B-2, B-3 and B-4.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Signature page follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

MUTUAL FUND SERIES TRUST

September 5, 2012

By:

/s/ Jerry Szilagyi

Name:  Jerry Szilagyi

Title:

President

VARIABLE INSURANCE TRUST

September  5, 2012

By:

/s/ Jerry Szilagyi

Name:  Jerry Szilagyi

Title:

President

COMPASS EMP FUNDS TRUST

September  5, 2012

By:

/s/ Stephen M. Hammers

Name:  Stephen M. Hammers

Title:

President

COMPASS EFFICIENT MODEL

PORTFOLIOS, LLC

September  5, 2012

By:

/s/ Stephen M. Hammers

Name:

Stephen M. Hammers

Title:

Managing Partner

EXHIBIT INDEX

Exhibit A-1.

Authorizations/Certificate of Mutual Fund Series Trust Required Pursuant to Rule 0-2(c)(1)

Exhibit A-2.

Authorizations/Certificate of Variable Insurance Trust Required Pursuant to Rule 0-2(c)(1)

Exhibit A-3.

Authorizations/Certificate of Compass EMP Funds Trust Required Pursuant to Rule 0-2(c)(1)

Exhibit A-4.

Authorizations/Certificate of Compass Efficient Model Portfolios, LLC Required Pursuant to Rule 0-2(c)(1)

Exhibit B-1.

Verification of Mutual Fund Series Trust Required Pursuant to Rule 0-2(d)

Exhibit B-2.

Verification of Variable Insurance Trust Required Pursuant to Rule 0-2(d)

Exhibit B-3.

Verification of Compass EMP Funds Trust Required Pursuant to Rule 0-2(d)

Exhibit B-4.

Verification of Compass Efficient Model Portfolios, LLC Required Pursuant to Rule 0-2(d)

EXHIBIT A-1

CERTIFICATE
OF
MUTUAL FUND SERIES TRUST

I, James P. Ash, do certify:

(1)

that I am the Secretary of Mutual Fund Series Trust (the “Trust”);

(2)

that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust on November 10, 2010 and

(3)

that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that an application for an exemptive order from the Securities and Exchange Commission (the “SEC”), (the “Application”) in the form which accompanies this Consent, with such non-material changes as the proper officers of the Trust appointed pursuant to this Consent, in consultation with counsel approve, is approved and adopted as the Trust’s Application for an exemptive order for authority for the investment adviser of the Funds to serve and operate as a manager of investment managers of the Funds; and

FURTHER RESOLVED, that the proper officers of the Funds are authorized and directed to prepare or cause the preparation of, to execute and to cause to be filed with the SEC, such Application; and

FURTHER RESOLVED, that the appropriate officers of the Funds are authorized to cause to be filed any and all further amendments to the Application, as deemed appropriate upon the advice of counsel.

I certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is the genuine signature of Jerry Szilagyi, the duly elected and qualified President of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this ____ day of September , 2012.

James P. Ash

Secretary

EXHIBIT A-2

CERTIFICATE
OF
VARIABLE INSURANCE TRUST

I, James P. Ash, do certify:

(1)

that I am the Secretary of Variable Insurance Trust (the “Trust”);

(2)

that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust on February 16, 2011; and

(3)

that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that an application for an exemptive order from the Securities and Exchange Commission (the “SEC”), (the “Application”) in the form which accompanies this Consent, with such non-material changes as the proper officers of the Trust appointed pursuant to this Consent, in consultation with counsel approve, is approved and adopted as the Trust’s Application for an exemptive order for authority for the investment adviser of the Funds to serve and operate as a manager of investment managers of the Funds; and

FURTHER RESOLVED, that the proper officers of the Funds are authorized and directed to prepare or cause the preparation of, to execute and to cause to be filed with the SEC, such Application; and

FURTHER RESOLVED, that the appropriate officers of the Funds are authorized to cause to be filed any and all further amendments to the Application, as deemed appropriate upon the advice of counsel.

I certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is the genuine signature of Jerry Szilagyi, the duly elected and qualified President of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this ____ day of September , 2012.

 ____________________

James P. Ash

Secretary

EXHIBIT A-3

CERTIFICATE
OF
COMPASS EMP FUNDS TRUST

I, Pleshetta J. Loftin, do certify:

(1)

that I am the Secretary of Compass EMP Funds Trust (the “Trust”);

(2)

that the following is a true and complete copy of the resolutions duly adopted by the Trustee of the Trust on May 14, 2012; and

(3)

that said resolutions remain in full force and effect on the date hereof.

RESOLVED, that an application for an exemptive order from the Securities and Exchange Commission (the “SEC”), (the “Application”) in the form which accompanies this Consent, with such non-material changes as the proper officers of the Trust appointed pursuant to this Consent, in consultation with counsel approve, is approved and adopted as the Trust’s Application for an exemptive order for authority for the investment adviser of the Funds to serve and operate as a manager of investment managers of the Funds; and

FURTHER RESOLVED, that the proper officers of the Funds are authorized and directed to prepare or cause the preparation of, to execute and to cause to be filed with the SEC, such Application; and

FURTHER RESOLVED, that the appropriate officers of the Funds are authorized to cause to be filed any and all further amendments to the Application, as deemed appropriate upon the advice of counsel.

I certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is the genuine signature of James P. Ash, the duly elected and qualified President of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 22nd day of August, 2012.

/s/ Pleshetta J. Loftin

Pleshetta J. Loftin

Secretary

EXHIBIT A-4

CERTIFICATE
OF
COMPASS EFFICIENT MODEL PORTFOLIOS, LLC

I, Stephen M. Hammers, do certify:

(1)

that I am a Managing Partner of Compass Efficient Model Portfolios, LLC (the “Company”);

(2)

that the following is a true and complete copy of resolutions duly adopted by the Managers of the Company by a written consent on March 14, 2011; and

(3)

that said resolutions remain in full force and effect on the date hereof, and that I am fully authorized to so certify:

RESOLVED, that each manager and authorized person of the Company is authorized to prepare, execute and file, on behalf of the Company, an exemptive application (the “Application”) with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), and any amendments or supplements thereto, which order shall exempt the Company and Compass EMP Multi-Asset Balanced Fund, Compass EMP Multi-Asset Growth Fund and Compass EMP Alternative Strategies Fund, each a series of Mutual Fund Series Trust, and Compass EMP Multi-Asset Balanced Portfolio, Compass EMP Multi-Asset Growth Portfolio, Compass EMP Alternative Strategies Portfolio, each a series of Variable Insurance Trust, and other investment companies managed by Company (collectively, the “Funds”) from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder so as to permit the Company to enter into and materially amend subadvisory agreements without approval of the Funds’ shareholders, with such changes thereto as the manager executing the Application, with the advice of such investment company’s counsel, determines to be necessary, desirable or appropriate; and

FURTHER RESOLVED, that each manager of the Company and authorized person of the Company is authorized and directed to take such additional actions and to execute and deliver on behalf of such investment companies such other documents or instruments as are deemed necessary, desirable or appropriate in furtherance of the foregoing resolution, such manager’s authority therefore to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document.

IN WITNESS WHEREOF, I have hereunto set my hand this 22nd day of August, 2012.

/s/ Stephen M. Hammers

Stephen M. Hammers

Managing Partner

EXHIBIT B-1

VERIFICATION

OF

MUTUAL FUND SERIES TRUST

State of New York

)

)

SS:

City of Suffolk

)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of Mutual Fund Series Trust (the “Trust”); that he is President of the Trust; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jerry Szilagyi

Jerry Szilagyi

President

Subscribed and sworn to before me,

a Notary Public this 5th day of September, 2012.

/s/ Chris Cardinale

Notary Public

My Commission expires: 2/27/16

EXHIBIT B-2

VERIFICATION

OF

VARIABLE INSURANCE TRUST

State of New York

)

)

SS:

City of Suffolk

)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of Variable Insurance Trust (the “Trust”); that he is President of the Trust; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Jerry Szilagyi

President

Subscribed and sworn to before me,

a Notary Public this 5th day of September, 2012.

/s/ Chris Cardinale

Notary Public

My Commission expires: 2/27/16

EXHIBIT B-3

VERIFICATION

OF

COMPASS EMP FUNDS TRUST

State of New York

)

)

SS:

City of Hauppauge

)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of Compass EMP Funds Trust (the “Trust”); that he is President of the Trust; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Stephen M. Hammers

Stephen M. Hammers

President

Subscribed and sworn to before me,

a Notary Public this 22nd day of August, 2012.

/s/ Karen B. Tidwell

Notary Public

My Commission expires: 11/4/13

EXHIBIT B-4

VERIFICATION

OF

COMPASS EFFICIENT MODEL PORTFOLIOS, LLC

State of Tennessee

)

)

SS:

County of Williamson

)

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of Compass Efficient Model Portfolios, LLC (“Compass”); that he is the Managing Partner of Compass; and that all actions by directors or other bodies necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Stephen M. Hammers

Stephen M. Hammers

President

Subscribed and sworn to before me,

a Notary Public this 22nd day of August, 2012.

/s/ Karen B. Tidwell

Notary Public

My Commission expires:  11/4/2013

11691225.2